SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

Table of Contents

Material Contained in this Report

1.

Notice Regarding Possible Impact on ORIX Corporation’s Consolidated Financial Results (First Quarter of the Fiscal Year Ending March 31, 2027), Following Toshiba Corporation’s Full-Year Financial Results for the Fiscal Year Ended March 31, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 15, 2026	By	/s/ Masataka Yamada
Masataka Yamada
Senior Managing Executive Officer Chief Financial Officer and Chief Strategy Officer Responsible for Corporate Strategy and Management Unit ORIX Corporation

Notice Regarding Possible Impact on ORIX Corporation’s Consolidated Financial Results (First Quarter of the Fiscal Year Ending March 31, 2027), Following Toshiba Corporation’s Full-Year Financial Results for the Fiscal Year Ended March 31, 2026

Tokyo, Japan – May 15, 2026 – ORIX Corporation (“ORIX”) announced today that, based on the contents of the full-year financial results for the fiscal year ended March 31, 2026, released today by Toshiba Corporation (“Toshiba”), ORIX expects that there will be an impact on its consolidated financial results for the first quarter of the fiscal year ending March 31, 2027.

In Toshiba’s full-year financial results for the fiscal year ended March 31, 2026*, Toshiba recorded the income related to Kioxia Holdings Corporation amounting to ¥2,277 billion.

ORIX indirectly holds a portion of Toshiba’s shares through TB Investment Limited Partnership (the “Partnership”), an equity-method affiliate of ORIX. The Partnership’s financial results for the fourth quarter of the fiscal year ended March 31, 2026, as well as the income related to Kioxia Holdings Corporation, are expected to be reflected in ORIX’s consolidated financial results for the first quarter of the fiscal year ending March 31, 2027.

The impact of the inclusion of Toshiba’s financial results on “Net Income Attributable to ORIX Shareholders” in ORIX’s consolidated financial results for the full fiscal year ending March 31, 2027, is currently under detailed review. If the impact of the gain on the sale of securities and the valuation gain subsequently becomes reasonably estimable, ORIX will make an announcement accordingly.

* Toshiba website: “Financial Information / Performance”

Contact Information:

Investor Relations Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 37,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2026)

Caution Concerning Forward-Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2024 – March 31, 2025” furnished on Form 6-K.